January 11, 2017

Lyn Shenk

Branch Chief

Office of Transportation and Leisure

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Churchill Downs Incorporated
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 24, 2016
File No. 001-33998

Dear Ms. Shenk,

We are in receipt of the letter, dated December 19, 2016, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing by Churchill Downs Incorporated (the “Company”). We are responding to the Staff’s comments as set forth below. For ease of reference, we have also set forth the text of each of the Staff’s comments prior to our response.

Form 10-K for Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis

Additional Statistical Data by Segment

Big Fish Games, page 48

1.	Please disclose what the measure “bookings,” that you describe as a non-GAAP measure, represents and the reason(s) why you believe this measure provides useful information to investors regarding your results of operations. Also, to the extent material, state the additional purposes, if any, for which you use the measure. See Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

Response: To provide investors with additional information about our financial results, the Company has historically disclosed “bookings” as a non-GAAP financial measure. “Bookings” represent the amount of virtual currency, virtual goods, or premium games that consumers have purchased through third party app stores or the Big Fish Games website. The Company records the sale of virtual goods as deferred revenue and then recognizes that revenue as the virtual goods are consumed or over the estimated average user life. The Company uses “bookings” as an operational metric to evaluate how a game is performing and our customer purchasing trends, and to determine the amount of marketing dollars to spend on a game. Our investors also monitor this operational metric to track how our games are performing and to identify growth trends.

We acknowledge the Staff’s comment. The Company will no longer present the measure “bookings” as a non-GAAP measure. The Company will include “bookings” as an operational metric in all prospective filings beginning with our annual report on Form 10-K for the year ended December 31, 2016.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation of segment Adjusted EBITDA to Comprehensive Income, page 53

2.	It appears “total segment adjusted EBITDA” represents adjusted EBITDA on a consolidated basis. Please note that such measure has no basis outside of the segment information in the notes to the financial statements. Refer to Question 104.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations (“C&DI”). In this regard, please revise the label of this consolidated non-GAAP measure so it is not the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures pursuant to Item 10(e)(1)(ii)(E).

Response: We acknowledge the Staff’s comment and will revise this label from “total segment adjusted EBITDA” to “adjusted EBITDA” in all prospective filings beginning with our annual report on Form 10-K for the year ended December 31, 2016.

3.	Please note that the reconciliation should begin with the GAAP measure of equal or greater prominence rather than the non-GAAP measure to which it is reconciled. Refer to Question 102.10 of the C&DI for guidance.

Response: We acknowledge the Staff’s comment and will revise our reconciliation to begin with the GAAP measure and reconcile to the non-GAAP measure in all prospective filings beginning with our annual report on Form 10-K for the year ended December 31, 2016.

4.	Please tell us the purpose of the adjustment “change in Big Fish Games deferred revenue” within the reconciliation to arrive at the consolidated measure “Total Segment Adjusted EBITDA.” In this regard, tell us how you consider the guidance in Question 100.04 of the C&DI in applying this adjustment.

Response: We acknowledge the Staff’s comment and the Company will no longer include the “change in Big Fish Games deferred revenue” in our non-GAAP measures of financial performance in all prospective filings beginning with our annual report on Form 10-K for the year ended December 31, 2016.

Liquidity and Capital Resources, page 55

5.	We note your computation of the non-GAAP measure “free cash flow” excludes “capital project expenditures.” Please define what capital project expenditures represent and the reason for its exclusion from your computation.

Response: The Company defines capital project expenditures as fixed asset additions related to land or building improvements to new or existing assets and purchases of new (non-replacement) equipment or software related to specific projects. Capital project expenditures exclude maintenance-related capital expenditures which are expenditures to replace existing fixed assets with a useful life greater than one year that are obsolete, exhausted, or no longer cost effective to repair.

The Company has historically provided “free cash flow” defined as operating cash flow minus maintenance capital as a non-GAAP measure that is used as an internal performance metric for compensation purposes and that is used by our investors to evaluate our performance and for valuation purposes.

We acknowledge the Staff’s comment. The Company will no longer present “free cash flow” as a non-GAAP measure in the Liquidity and Capital Resources in all prospective filings beginning with our annual report on Form 10-K for the year ended December 31, 2016. The Company will disclose separately “Capital project expenditures” and “Capital maintenance expenditures” in the Consolidated Statements of Cash Flows and in Liquidity and Capital Resources and will add the following disclosure in Liquidity and Capital Resources in all prospective filings beginning with our annual report on Form 10-K for the year ended December 31, 2016:

“Capital project expenditures represent fixed asset additions related to land or building improvements to new or existing assets or purchases of new (non-replacement) equipment or software related to specific projects deemed discretionary expenditures.”

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If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (502) 636-4837.

Sincerely,

/s/ Marcia A. Dall

Marcia A. Dall

Chief Financial Officer

cc:	Theresa Brillant, Securities and Exchange Commission
Doug Jones, Securities and Exchange Commission
Carter Vance, Esq., Churchill Downs Incorporated
Chad Dobson, Churchill Downs Incorporated
John Kelsh, Esq., Sidley Austin LLP
Mark Rexroat, PricewaterhouseCoopers LLP

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